SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                              ENVIROKARE TECH, INC.
             (Exact name of registrant as specified in its charter)

     NEVADA                                              880412549
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)


Unit #9-62, Fawcett Road, Port Coquitlam
         British Columbia, Canada                          V3K 6V5
(Address of registrant's principal executive offices)     (Zip Code)

                                  604.944.0705
               (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

    Title of each class                      Name of Each Exchange on which
    to be so registered:                     each class is to be registered:

           None                              None

Securities to be registered under Section 12(g) of the Act:

         Common Stock, Par Value $.001
                  (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of __

                             Envirokare Tech, Inc.,
                              a Nevada corporation

       Index to Amendment Number One to Form 10-SB Registration Statement


Item Number and Caption                                                    Page
-----------------------                                                    ----

1.    Description of Business                                                 3

2.    Management's  Discussion and Analysis of Financial Condition
      and Results of Operations                                               6

3.    Description of Property                                                 10

6.    Executive Compensation - Remuneration of Directors and Officers         10

7.    Certain Relationships and Related Transactions                          10

13.   Financial Statements                                                    11

15.   Financial Statements and Exhibits

15(a) Index to Financial Statements                                           11
      Financial Statements                                      F-1 through F-21

      Signatures                                                              13

Item 1.  Description of Business.

     Development  of  the  Company.   Envirokare  Tech,  Inc.,  ("Company")  was
incorporated under the laws of the State of Nevada on June 15, 1998. The executive offices of the Company are located at Unit #9-62 Fawcett Road, Port Coquitlam, British Columbia, Canada V3K 6V5. The Pallet recycling plant is currently located at #4 Kebet Way, Port Coquitlam, British Columbia, Canada. The Company's telephone number is 604.944.0705.

     Business of the Company. The Company was originally incorporated for the purposes of researching and developing techniques for effective environmental waste management. Although remaining interested in the waste management field, the Company has nonetheless directed its attention and assets to acquiring existing technology to allow the Company to enter into the pallet manufacturing business.

     On or about December 15, 1998, the Company purchased certain assets, including, but not limited to, all of the equipment, rubber molds technology and the rights to a pending patent for the development of a pallet made of recycled materials from Real Morel, a businessman operating International Pallet Control Systems Inc., a private Canadian company ("International Pallet") and The Pallet Company, a private Canadian company ("Pallet Company"). Mr. Morel has accepted a position with the Company as a consultant to provide knowledge and expertise for the development of the Company's anticipated pallet manufacturing activities.

     In or about 1996, the Pallet Company began researching and testing the materials necessary to manufacture a rubber pallet (the "Pallet"). After more than two years of research, the Pallet Company developed molded rubber technology that creates a molded pallet by mixing granulated rubber from recycled tires (commonly, referred to as "crumb rubber") with recycled plastics. The Company believes that the finished product will meet the requirements of most pallet users. Currently, more than forty prototypes of the Pallet are being field-tested. The Pallet Company has enlisted the services of a press and mold manufacturer to supply the appropriate facilities to manufacture the Pallet.

     The Pallet is produced by using recycled products. The manufacture of the Pallet begins with the removal of tires from landfills and includes the eventual recycling of used Pallets, significantly reducing the need to send old Pallets to landfills. The Pallet is currently manufactured in three main designs: (i) the "Journeyman", a one piece pallet produced in a standard pallet size of 48 inches by 40 inches; (ii) the "Nomad V", also manufactured in one lightweight piece; and (iii) the "Roamer", designed to be dissembled after use to promote the economical use of space. All of the Pallets are molded from strong, elastic heated crumb rubber. The simplest Pallet is molded as a single piece. The other models are assembled using U-bolts or bonded rubber plugs from a minimum number of molded parts. The one-piece versions of the Pallet emphasize durability, while the multi-piece models are lighter and more versatile.

     The Company believes that the rubber Pallet has advantages over traditional wood pallets. The Pallet is designed to resist damage, has a non-slip surface, convenient hand-holds and is designed to handle large loads when evenly loaded. Moreover, the Company anticipates that it will be able to produce, and sell, the Pallet at a lower price than plastic or metal pallets. The Pallet is designed to have a standard 48-inch by 40-inch surface, similar in shape and size to the conventional wood and plastic pallets. The main advantage of the Pallet is that it is constructed primarily from used tires, a resource that was, until recently, considered merely another pollution problem. Moreover, when a Pallet finally wears out, it can be recycled into a new Pallet.

     In the event any domestic or foreign regulatory agency requires approval and testing of the Pallet prior to its commercial exploitation, the Company cannot provide any assurance that testing procedures will be successfully completed or, if completed, such tests will demonstrate that the Pallet meets the required guidelines. There can also be no assurance that any required governmental approvals will be obtained. Accordingly, there can be no assurance that the Company will be able to market the Pallet in the United States or any foreign country. The same is true for any other products that the Company may develop. Any failure by the Company or its collaborators or licensees to obtain any required regulatory approvals or licenses would adversely affect the ability of the Company to market its products and would have a significant adverse affect on the Company's revenues.

     Employees. The Company currently has two (2) full-time employees. The Company has also entered into a consulting agreement with Mr. Morel pursuant to which Mr. Morel has agreed to provide month to month consulting services to the Company. Management of the Company anticipates using consultants for business, accounting and engineering services on an as-needed basis.

     Competition. The Company currently faces significant competition with respect to the Pallet, and this competition may increase as new competitors enter the market. Competition consists mainly of small, single-location pallet companies with limited resources; however, there are several large pallet manufacturing and distribution companies. Many of the current pallet manufacturers produce either wooden or plastic pallets. Several of these manufacturers have longer operating histories and greater financial, marketing and other resources than the Company. With respect to all of the Company's products, there can be no assurance that the Company will be able to compete successfully with existing or new entrant companies. In addition, new product introductions or enhancements by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products. Increased competition could also result in intensified price-based competition resulting in lower prices and profit margins. Such increased competition could result in lower prices and profit margins could adversely affect the Company's business and results of operations.

     The strategy of the Company for growth is substantially dependent upon its ability to market and distribute its products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company, and have the advantage of marketing existing products with existing production and distribution facilities. There can be no assurance that the Company will be able to market and distribute products on acceptable terms, or at all. Failure of the Company to market its products successfully could have a material adverse effect on the Company's business, financial condition or results of operations.

     The strategy of the Company for growth may be substantially dependent upon its ability to expand into new markets. Accordingly, the ability of the Company to compete may be dependent upon the ability of the Company to continually enhance and improve its products and/or manufacturing methods. There can be no assurance that competitors will not develop technologies or products that render the products of the Company obsolete or less marketable. The Company may be required to adapt to technological changes in the industry and develop products to satisfy evolving industry or customer requirements, any of which could require the expenditure of significant funds and resources, and the Company does not have a source or commitment for any such funds and resources. The Company might be required to refine and improve its products. Continued refinement and improvement efforts remain subject to the risks inherent in product development, including unanticipated technical or other problems, which could result in material delays in product commercialization or significantly increase costs.

     Compliance with Environmental Laws. The Company has not been materially impacted by existing government regulation, as the Company is not presently manufacturing any products. The Company recognizes, however, that its products and business may be significantly influenced by constantly changing environmental laws and regulations, which require that certain environmental standards be met and impose liability for the failure to comply with such standards. While the Company anticipates taking significant steps to comply with all applicable environmental laws and regulations, there can be no assurance that the Company's operations or activities, or historical operations by others at the Company's locations, will not result in civil or criminal enforcement actions or private actions that could have a materially adverse effect on the Company. The Company's costs in complying with environmental laws to date have been negligible.

     Manufacturing processes requiring the use of rubber sometimes require the use of hazardous solvents in those production processes and result in the disposal of waste products, such as used solvents. Such manufacturing processes could subject the Company to Canadian laws and United States federal, state and local laws and regulations governing the generation, handling, storage, transportation, treatment and disposal of hazardous wastes. Pursuant to such laws, a lessee or owner of real property may be liable for, among other things,
(i) the costs of removal or remediation of certain hazardous or toxic substances located on, in or emanating from, such property, as well as related costs of investigation and property damage and substantial penalties for violations of such laws, and (ii) environmental contamination at facilities where its waste is or has been disposed. Such laws often impose such liability without regard to whether the owner or lessee knows of, or was responsible for, the presence of such hazardous or toxic substances. While the Company's operations, to the best of its knowledge, are in full compliance with all existing laws and regulations, environmental legislation and regulations have changed rapidly in recent years, and the Company cannot predict what, if any, impact future changes in such legislation may have on the Company's liability for past actions that were lawful at the time taken. As in the case with manufacturing companies in general, if damage to persons or the environment has been caused, or is in the future caused, by the Company's use of hazardous solvents or by other hazardous substances located at the Company's facilities, the Company may be fined or held liable for the cost of remedying such damage. The levying of such fines or the imposition of liability may have a material adverse effect on the Company's business, financial condition and results of operations. Further, changes in environmental regulations in the future may require the Company to make significant capital expenditures to change methods of disposal of hazardous solvents or otherwise alter aspects of its operations.

     The Company's management believes that no toxic or hazardous materials will be byproducts of the manufacturing processes of the Pallet; accordingly, management of the Company believes that the Company will not have material expenditures related to the cost of compliance with applicable environmental laws, rules or regulations. The Company believes that it is presently in compliance with all applicable federal, state and local environmental laws, rules and regulations. In the future, the Company may be subject to various laws and regulations governing the use, manufacture, storage, handling, and disposal of toxic materials and certain waste products. The risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the financial resources of the Company. In addition, there can be no assurance that in the future the Company will not be required to incur significant costs to comply with environmental laws and regulations relating to hazardous materials. The Company cannot estimate the potential costs of complying with local, state, and federal environmental laws.

     Reports to Security Holders. The Company will become a reporting issuer with the Securities and Exchange Commission ("SEC") when this Form 10-SB is effective and will be obligated to provide an annual report to its security holders, which will include audited financial statements. As a reporting issuer, the

Company will also be required to file with the SEC quarterly reports on Form 10-QSB containing unaudited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company does not currently maintain its own Internet address.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     Pallets are base components for most packaging which allows goods to be transported or warehoused economically by providing a foundation which enables the use of forklifts and vertical storage. Most commonly associated with a four-foot square wood platform, pallets are also engineered from other materials and in varying dimensions. Pallets are key factors in worldwide retail and industrial distribution. The pallet industry is considered part of the overall transportation packaging industry and is critical to global commerce. Almost every item manufactured or processed is shipped or stored on pallets as it is packaged for distribution. The pallet industry in North America has grown into a billion dollar business. The industry is characterized by many small, localized, and/or specialized companies that usually have an operational radius of less than 100 miles, none of which individually has any appreciable market impact. The primary industry users of pallets are those that deal in (i) food and beverages; (ii) paper and fiber; (iii) steel and metal; (iv) automotive; (v) chemicals and fluid; and (vi) printing.

     The Company is currently involved in extensive testing of the Pallet. In the interests of safety, structural integrity, reliability and cost-effective production, the Company is currently conducting an in-depth analysis of compound variables and strengths, extrusion methods and equipment modifications. The Company plans to conduct further tests to determine the longevity of the Pallet in comparison to pallets made of other materials. The Company believes that initial tests indicate that the standard 48" x 40" Pallet will enjoy greater longevity than the typical hardwood pallet.

     The Company believes that the extensive testing has minimized any concerns as to the Pallet's design or ability to perform. The Company anticipates that within the next 2 to 3 months it will produce, or cause to be produced, 400 new prototypes of the Pallet for testing by prospective customers.

     The Company is negotiating with an international press and mold manufacturer to supply the appropriate mold for the Company's production facility. The Company anticipates that its new molded-rubber technology may capture a small but significant portion of the North American pallet market during the next few years. The Company believes that there is an increasing demand for alternate material pallets.

     The storage of used tires has become an ever-growing problem. Some governments have instituted programs to encourage the use of used tire rubber. One such jurisdiction is the province of British Columbia, Canada which offers grants to companies that find uses for used tires. Millions of scrap tires are being recycled annually in Canada. Only two Canadian provinces, Ontario and Newfoundland, do not have stewardship programs for scrap tires. Various jurisdictions are also enacting laws aimed at addressing the problem of waste tire storage. California has fines anywhere from $500 to $10,000 per day for each violation of its tire storage laws, including imprisonment in some circumstances. California, as other jurisdictions, supplements the cost of storing used tires by charging consumers a $.25 per tire fee. Moreover, Arizona passed a bill in early 1998 that provides incentives for tire recycling. Oklahoma and Colorado have also passed similar laws. In total, 48 states have laws regarding scrap tire management. The Company believes that the environment is appropriate for profitable rubber recycling.

     The Company anticipates that its manufacturing processes will produce significant amounts of crumb rubber, differing in grade and price per pound. The Company anticipates that the crumb rubber not used to manufacture the Pallet will be sold as crumb rubber. The major producers of crumb rubber in the United States are Baker Rubber, EnviroTire, Rouse Rubber and Recovery Technologies. The Company anticipates that with the cost of rubber increasing during the past five years, the demand for crumb rubber will increase. Crumb rubber is currently used for the construction of athletic fields, roadfill, landfill, filler in new tires, engineering applications and agricultural applications. The Company anticipates that new and innovative uses for the world's excess of discarded tires will continue to be developed.

     The Company recognizes that there are certain risks beyond its control that may have a material effect on the Company's business. Some of the possible risks are (i) the price of natural and synthetic rubber will decline to crumb rubber levels, thereby eliminating the need for crumb rubber; (ii) government legislation prohibiting the use of crumb rubber in all products; (iii) market resistance to recycled materials; (iv) introduction of new, more sophisticated, methods of tire recycling equipment rendering the Company's system obsolete; and
(v) many more tire recycling companies entering the market lowering the price of crumb rubber and eliminating tipping fees.

     The Company has proceeded as plan in the ongoing development of the Pallet. The Company's focus has been to ensure that the Pallet meets or exceeds current market standards and that the Pallet will be superior in performance and cost effective. The Company's focus on the safety, structural integrity, reliability, and cost effectiveness of the Pallet has led to in depth analysis of compound variables and strengths, excrusion methods and equipment modifications. Management believes that after extensive studies and refinement, it has minimized or completely eliminated any concerns as to the Pallet's design and ability to perform. The Company plans to conduct further testing which it believes will provide information as to the longevity of the Pallet compared to other materials and provide marketing strategies for the Company. Analysis to date indicate that the standard 48" x 40" pallet will surpass current hardware pallet abilities and will be a strong competitor in the pallet industry worldwide. The Company believes that final testing reports will clearly define product reliability over time.

     Initial prototypes distributed by the original Pallet Company have been changed and refined; therefore, the Company anticipates it will produce 400 new prototypes for on-site testing for prospective customers. The Company believes that after a final engineering analysis report is completed, production should proceed within 6-8 weeks. Although the Company's decision to further test the Pallet has set back the production dates, the Company is now satisfied that the Pallet will stand on its own integrity upon production, and that the Company has minimized or eliminated any concerns as to the Pallet's design and ability to perform. The Company, in order to meet its requisite budget, is currently holding negotiations with various investors. With proper investment, the Company now believes that it is at the point where it can move forward with its production and marketing plans.

     The Company has been in the development stage since its inception on June 15, 1998. Although the Company holds significant assets, realization of those assets is dependent upon the Company's ability to meet future financing requirements, and the success of future manufacturing operations. For the fiscal year ending December 31, 1998, the Company had total assets of $39,958, including cash of $2,388. For the quarter ending March 31, 1999, the Company increased its total assets to $52,447, including cash of $15,040. The increase in the total assets of the Company was primarily due to a cash influx pursuant to the issuance of the Company's common stock for cash. For the six months ended June 30, 1999, the Company had total assets of $55,497, including cash of $4,835. The depletion of cash was previously due to the payment of prepaid expenses and the purchase of office equipment. The Company's net loss for the period ending December 1998 was $34,427. The
Company's net loss for the period ending March 31, 1999, was $51,694. An increase which resulted primarily as a result of an increase in accrued expenses to related parties and an increase in general accrued expenses. The Company's net loss for the six months ending June 30, 1999 was a total of $98,572, which occurred primarily as a result of an increase in general and administrative expenses, listing expenses, filing fees, and legal and accounting fees. The Company remains in the development stage and as of March 31, 1999, has not realized any significant revenues from its planned operations. At December 31, 1998, current liabilities exceeded current assets by $61,267 and at March 31, 1999, current liabilities exceeded current assets by $75,298. At June 30, 1999, current liabilities exceeded current assets by $96,692.

     The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate the net loss experienced by the Company. The Company is reviewing its options to raise substantial equity capital. Management has proceeded as planned in the ongoing development of the Pallet. In depth analysis of compounds, excrusion methods, and equipment modifications have been studied and refined, as have initial prototypes of the Pallet. The Company anticipates production of commercial quantities of the Pallet will proceed within 6-8 weeks after the final engineering report. In order to meet its requisite budget, management has held and continues to conduct negotiations with investors. The Company hopes that these negotiations will result in significant investment income for the Company. To achieve and maintain the competitiveness of its products and to conduct costly and time-consuming production and development, the Company may be required to raise substantial funds in addition to the funds already raised through the issuance of the Company's shares. The Company's forecast for the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could fail as a result of a number of factors. The Company anticipates that it will need to raise additional capital in order to develop, promote, produce and distribute its products. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources.

     There can be no assurance that additional funding will be available under favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain products that the Company would not otherwise relinquish. However, the Company believes that it is poised to maintain its long-term liquidity. The Company believes that within a short period of time, it can begin manufacturing and marketing commercial quantities of the Pallet. Coupled with the further issuance of common stock of the Company, the Company believes it can significantly improve its long-term liquidity.

     Impact of the Year 2000. The Company anticipates that the Year 2000 ("Y2K") could impact the business of the Company. Many business software programs use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between the year 1900 and the year 2000, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

     In order to improve operating performance and meet Y2K compliance, the Company anticipates it will undertake a number of significant computer systems initiatives. The Company has determined that the incremental cost of ensuring that its computer systems are Y2K compliant is not expected to have a material adverse impact on the Company. The Company anticipates completing a preliminary assessment of each of its operations and their Y2K readiness and feels that the appropriate actions will be taken. The Company has determined that, with modifications to existing software and conversions to new computer systems, the Y2K issue will not pose significant operational problems for its computer systems. The Company recognizes, however, that if such modifications are not completed, the Y2K issue could have a material impact on the operations of the Company. The Company has determined that, at this time, none of the Company's production processes or technology systems are computer controlled. However, the Company does recognize that its manufacturing processes will eventually be, either partially or completely, controlled by computers. The Company anticipates that the computer processes it utilizes will be Y2K compliant. The Company anticipates the initiation of formal communications with a number of its prospective suppliers to determine the extent to which the Company's computer systems are vulnerable to those third parties' failure to remedy their own Y2K issues, and anticipates it will initiate similar communications with prospective customers in 1999. There is no guarantee that the systems of other companies on which the Company's computer systems rely will be timely converted and will not have an adverse effect on the Company's computer systems.

     Liquidity and Capital Resources. As a point of clarification, as used in this Registration Statement the word "Dollars" and the symbol "$" means and refers to the currency of the United States of America, unless otherwise stated. As used in this Registration Statement the term "CDN$" means and refers to the currency of Canada, in Canadian dollars. At December 31, 1998, the Company had cash on hand of $2,388. For the quarter ending March 31, 1999, the Company had cash on hand of $15,040. For the six months ended June 30, 1999, the Company had cash on hand of $4,835.

     Results of Operations. The Company has not yet realized any revenue from operations.

     Manufacturing and Marketing the Company's Products. The Company anticipates that it will obtain a majority of the resources necessary for the manufacture of the Pallet from tire dumps. The Company believes that the manufacturing process will consume four tires per Pallet.

     Initially, the Company will focus on establishing a market niche for the Pallet. Until the demand for the Pallet meets the Company's production of crumb rubber, the Company anticipates that it will sell the excess crumb rubber to various manufacturers in need of such a product. The Company hopes that within 4 years it will be producing 1.25 million pallets a year, with an initial focus on distribution in western North America, eventually expanding into the central and eastern regions.

     The Company anticipates that it will initially target industries which traditionally use pallets to transport their products, such as (i) brick; (ii) stone; (iii) beverage; (iv) automotive; and (v) construction. Initial marketing efforts will be concentrated in (i) public demonstration samples sent to large users; (ii) trade shows and testimonials of actual customers; (iii) promotion with environmental and recycling groups; (iv) press releases; and (v) extensive research and development for other applications.

     Proposed Production Facilities. The majority of the Company's manufacturing activities will be completed on site by the use of removable prefabricated crumb rubber and pallet molding plants; thereby conserving the fuel usually expended moving the resources from one place to another.

Item 3. Description of Property

     Property Held by the Company. As of the date specified in the following table, the Company held the following property with the following values:

===================================================================================================================================
Property                                      December 31, 1998            March 31, 1999               June 30, 1999
-----------------------------------------------------------------------------------------------------------------------------------
Furniture & fixtures                          $1,014                       $1,014                       $1,014
-----------------------------------------------------------------------------------------------------------------------------------
Office Equipment                              $2,645                       $2,645                       $6,488
-----------------------------------------------------------------------------------------------------------------------------------
Cash                                          $2,388                       $15,040                      $4,835
===================================================================================================================================


     Property Leased by the Company. The Company leases corporate office space located at 2470 Chandler Avenue, Suite 5, Las Vegas, Nevada 89120. The leased premises consists of 600 square feet which is insured under public liability insurance. The Company entered into a 36-month lease whose term began October 1, 1998, and involves monthly payments of $700 per month, which includes $40 for utilities. For the fiscal year ending December 31, 1999, the Company will have paid $8,062 in lease payments. For the fiscal year ending December 31, 2000, the Company will have paid lease payments totaling $9,276. For the lease term ending December 31, 2001, the Company will have paid a total of $7,200.

     On April 1, 1999, the Company entered into a lease agreement for office space located in British Columbia for a period of twelve (12) months beginning April 1, 1999. Monthly payments for the initial year of the lease term were to have been $800 per month, not including utilities. On or about July 31, 1999, the Company and the landlord agreed to mutually rescind the lease agreement. Neither the Company nor the landlord has any further obligation under the lease.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

===================================================================================================
Name of individual or Identity of        Capacities in which Remuneration    Aggregate Remuneration
Group                                    was received
---------------------------------------------------------------------------------------------------
All Executive Officers                   None                                None
===================================================================================================


     None of the executive officers or directors of the Company, including the Chief Executive Officer, currently earn either compensation or remuneration from the Company for services provided in their official capacities. However, when Richard Dalon was appointed Chief Financial Officer, it was with the understanding that he would, at some point, receive compensation for his services as Chief Financial Officer of the Company. The Company and Mr. Dalon have yet to finalize the details of such compensation. While the President of the Company, Mr. Thomas, does not currently receive compensation for his services to the Company, his wife Madeline Thomas is compensated by the Company under a consulting contract as described in Item 7.

Item  7. Certain Relationships and Related Transactions

     Transactions with Promoters. There were no transactions with promoters.

     Related Party Transactions. As specified above, on or about December 15, 1998, the Company purchased certain assets, including, but not limited to, all of the equipment, rubber molds technology and the rights to a pending patent for the development of a pallet made of recycled materials from Real Morel of International Pallet and The Pallet Company. The Company's obligation to Mr. Morel is evidenced by a series of unsecured notes payable in favor of Real Morel totaling CDN$61,965, with interest accruing at 10% per annum. At the time of the transaction, Mr. Morel was operated both International Pallet and the Pallet

Company. At the time of the transaction, Jeannie Runnalls, current vice president and a director of the Company, was the office manager of International Pallet.

     On November 1, 1998, the Company entered into a management services agreement with Madelyn Thomas. According to the terms of that agreement, Mrs. Thomas is to receive $5,000 per month for the term of the contract which by its own terms will terminate on October 31, 1999. Mrs. Thomas' duties under the agreement include the research of possible locations for the Company's corporate office, lease negotiations, the purchase of necessary equipment and supplies, the hiring of necessary support staff, initial office management and research of the pallet industry in the United States. The consulting agreement also provides for indemnification against any and all liability for services rendered to the Company as a consultant, as well as providing for reimbursement of all expenses incurred on the Company's behalf, with a right of approval by the Company's Board of Directors for any amount exceeding $5,000. The consulting agreement states that it may be terminated upon thirty (30) days written notice by either party. At the time the consulting agreement was entered into, Mrs. Thomas's husband, Charles W. Thomas, was the president, secretary, treasurer and a director of the Company. As of December 31, 1998, Mrs. Thomas had received $10,000 in consulting fees under the agreement. As of June 30, 1999, Mrs. Thomas had been paid an additional $9,000 under the consulting agreement, with an additional accrued unpaid amount of $21,000.

     IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item  13.  Financial Statements
-------------------------------

     Copies of the Company's Unaudited Financial Statements for the quarter ended March 31, 1999, as required by Item 310(g) of Regulation S-B are filed with this Amendment Number One to the Company's Registration Statement Form 10-SB.

Item 15.  Financial Statements and Exhibits

(a)  Index to Financial Statements.                                        Page
-----------------------------------                                        ----

Independent Accountant's Report                                            F-1

Independent Auditor's Report                                               F-2

Statements of Financial Position                                           F-3

Statement of Operations and Accumulated Deficit
As of March 31, 1999                                                       F-4

Statement of Stockhholders' Equity
For the Period Ending March 31, 1999                                       F-5

Statement of Cash Flows For the Period Ending March 31, 1999               F-6

Notes to Financial Statements                                  F-7 through F-13

Unaudited Statements of Financial Position
For the Period Ended June 30, 1999                                        F-14

Unaudited Statements of Operations and Accumulated
Deficit For Period from June 15, 1998 (inception) to June 30, 1999        F-15

Unaudited Statements of Cash Flows For Period from
June 18, 1998 (inception) to June 30, 1999                                F-16

Unaudited Statements of Stockholders' Equity For Period
from June 15, 1998 (inception) to June 30, 1999                           F-17

Notes to Financial Statements                                F-18 through F-21

Financial Data Schedule                                                   F-22

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 1 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, Nevada, on August ___, 1999.

                                           Envirokare Tech, Inc.,
                                           a Nevada corporation

                                           By:  /s/ CHARLES W. THOMAS
                                                ---------------------
                                                Charles W. Thomas
                                           Its: President

               [LOGO]       Williams & Webster, P.S.
                -----------------------------------------------
                          Certified Public Accountants
Seafirst Financial Center  601 W. Riverside, Suite 1970  Spokane, WA  99201-0611
Phone: (509) 838-5111                                      Fax (509) 624-5001

                        INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors of
Envirokare Tech, Inc.
2470 Chandler Suite 5
Las Vegas, Nevada  89120


We have reviewed the accompanying statement of financial position of Envirokare Tech, Inc. (a development stage company) as of March 31, 1999 and the related statements of operations and accumulated deficit, stockholders' equity (deficit) and cash flows for the three months ended March 31, 1999, and for the period from June 15, 1998 (inception) to March 31, 1999 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Envirokare Tech, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception on June 15, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financial requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Williams & Webster P.S.
    Williams & Webster, PS
    Certified Public Accountants
    Spokane, Washington
    July 16, 1999

                         [LOGO] Williams & Webster, P.S.
                -----------------------------------------------
                          Certified Public Accountants
Seafirst Financial Center  601 W. Riverside, Suite 1970  Spokane, WA  99201-0611
Phone: (509) 838-5111                                      Fax (509) 624-5001

                        INDEPENDENT AUDITOR'S REPORT

Board of Directors
Envirokare Tech, Inc.
2470 Chandler, Suite 5
Las Vegas, Nevada  89120

We have audited the accompanying statement of financial position of Envirokare Tech, Inc., (a development stage company) as of December 31, 1998 and the related statements of operations and accumulated deficit, stockholders' equity (deficit) and cash flows for the period from June 15, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Envirokare Tech, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from June 15, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception on June 15, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Williams & Webster, P.S.
    Williams & Webster, P.S.
    Certified Public Accountants
    Spokane, Washington
    February 26, 1999
    Except for Note 2, as to which the date is July 16, 1999

                              ENVIROKARE TECH, INC
                          (A Development Stage Company)
                        STATEMENTS OF FINANCIAL POSITION

                                                                      March 31,      December 31,
                                                                         1999           1998
                                                                     (unaudited)
                                                                     ----------------------------
ASSETS
     CURRENT ASSETS
         Cash                                                         $ 15,040         $  2,388
         Prepaid expenses                                                  730              730
                                                                      --------         --------
             TOTAL CURRENT ASSETS                                       15,770            3,138
                                                                      --------         --------

     PROPERTY AND EQUIPMENT
         Furniture and fixtures                                          1,014            1,014
         Office Equipment                                                2,645            2,645
             Less accumulated depreciation                                (312)            (149)
                                                                      --------         --------
             TOTAL PROPERTY AND EQUIPMENT                                3,347            3,510
                                                                      --------         --------

     OTHER ASSETS
         Patent costs acquired from related party                       33,330           33,330
                                                                      --------         --------
             TOTAL OTHER ASSETS                                         33,330           33,330
                                                                      --------         --------

             TOTAL ASSETS                                             $ 52,447         $ 39,958
                                                                      ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
     CURRENT LIABILITIES
         Reimbursement due                                            $  1,847         $  1,847
         Consulting fees payable, related party                          8,000             --
         Consulting fees payable                                         2,500             --
         Accrued interest, related party                                 2,122              573
         Accrued interest                                                  134             --
         Loans payable                                                  14,500             --
         Notes payable, related party - short term                      61,965           61,965
                                                                      --------         --------
             TOTAL CURRENT LIABILITIES                                  91,068           64,385
                                                                      --------         --------

     COMMITMENTS AND CONTINGENCIES                                        --               --
                                                                      --------         --------
     STOCKHOLDERS' EQUITY (DEFECIT)
         Common stock, 200,000,000 shares authorized, $0.001 par value;
         5,075,000 and 5,000,000 shares issued and outstanding
         as of March 31, 1999 and December 31, 1998, respectively        5,075            5,000

         Additional paid-in capital                                     42,425            5,000
         Accumulated deficit during developmental stage                (86,121)         (34,427)
                                                                      --------         --------
         TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                          (38,621)         (24,427)
                                                                      --------         --------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 52,447         $ 39,958
                                                                      ========         ========

                See accompanying notes and accountant's reports.

                              ENVIROKARE TECH, INC
                          (A Development Stage Company)
                STATEMENTS OF OPERATIONS AND ACCUMULATED  DEFICIT
        For the Period from inception on June 15, 1998 to March 31, 1999

                                                                                Period from
                                          Three months           Year          June 15, 1998
                                             Ended               Ended        (inception) to
                                           March 31,          December 31,       March 31,
                                             1999                1998              1999
                                          (unaudited)                           (unaudited)
                                          -----------                           -----------
REVENUES                                  $      --          $      --          $      --
                                          -----------        -----------        -----------
EXPENSES

    Consulting fees, related party             15,000             10,000             25,000
    Other consulting fees                       7,500              6,700             14,200
    Rent                                        2,190              2,920              5,110
    General and administrative                  1,281              4,085              5,366
    Transfer agent fees                          --                1,353              1,353
    Depreciation                                  163                149                312
    Interest - notes payable                    1,689                573              2,262
    Listing expenses and filing fees           12,371              8,647             21,018
    Legal and accounting                       11,500               --               11,500
                                          -----------        -----------        -----------
        TOTAL EXPENSES                         51,694             34,427             86,121
                                          -----------        -----------        -----------

NET LOSS FROM OPERATIONS                      (51,694)           (34,427)           (86,121)

ACCUMULATED DEFICIT, BEGINNING BALANCE    $   (34,427)       $      --          $      --
                                          -----------        -----------        -----------

ACCUMULATED DEFICIT, ENDING BALANCE       $   (86,121)       $   (34,427)       $   (86,121)
                                          ===========        ===========        ===========

    NET LOSS PER COMMON SHARE                  0.0103             0.0069             0.0172
                                          ===========        ===========        ===========

    WEIGHTED AVERAGE NUMBER OF
        COMMON STOCK SHARES OUTSTANDING     5,012,500          5,000,000          5,003,947
                                          ===========        ===========        ===========

                See accompanying notes and accountant's reports.

                              ENVIROKARE TECH, INC
                          (A Development Stage Company)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
        For the Period from inception on June 15, 1998 to March 31, 1999

                                                                Common Stock
                                                                ------------                                              Total
                                                             Number                   Additional       Accumulated     Stockholders'
                                                            of Shares     Amount    Paid-In Capital      Deficit          Equity
                                                            ---------     ------    ---------------      -------          ------
     Issuance of common stock in June, 1998:
         For cash at $.002 per share                       $ 5,000,000  $  5,000       $  5,000       $    --         $   10,000

     Loss for period ending, December 31, 1998                                                          (34,427)         (34,427)
                                                             ---------     -----         ------         -------          -------
     Balance
         December 31, 1998                                   5,000,000     5,000          5,000         (34,427)         (24,427)

     Issuance of common stock in March, 1999:
         For cash at $.50 per share                             75,000        75         37,425                           37,500
     Loss for period ending, March 31, 1999                                                             (51,694)         (51,694)
                                                             ---------     -----         ------         -------          -------

     Balance
         March 31, 1999 (unaudited)                          5,075,000     5,075         42,425         (86,121)         (38,621)
                                                             =========     =====         ======         =======          =======

                See accompanying notes and accountant's reports.

                              ENVIROKARE TECH, INC
                            STATEMENTS OF CASH FLOWS
        For the Period from Inception on June 15, 1998 to March 31, 1999

                                                                         Period        Year       From inception
                                                                         Ended         Ended         through
                                                                       March 31,    December 31,    March 31,
                                                                          1999         1999          1999
                                                                      (unaudited)                  (unaudited)
                                                                      -----------   ------------   -----------
Cash flows from operating activities:
     Net Loss                                                          $(51,694)     $ 34,427      $(86,127)
     Adjustments to reconcile net loss
         to set cash used by operating activities:
     Depreciation                                                           163           149           312
     Increase in prepaid expenses                                          --            (730)         (736)
     Increase in accrued interest to related party                        1,549           573         3,122
     Expenses paid by notes payable to related party                       --           2,870         2,070
     Increase in accrued expenses                                         2,508          --           2,500
     Increase in accrued expenses to released party                       8,000          --           8,000
                                                                       --------      --------      --------
     Net cash used by operating activities                              (39,482)      (31,565)      (71,047)
                                                                       --------      --------      --------
Cash flows from investing activities
     Equipment                                                             --          (1,047)       (1,047)
                                                                       --------      --------      --------
     Net cash used in investing activities                                 --          (1,047)       (1,047)

Cash flows from financing activities
     Proceeds from sale of common stock                                  37,500        10,000        47,500
     Proceeds from issuance of money payable to  related party           10,000        25,000        35,000
     Proceeds from issuance of note payable                               2,000          --           2,000
                                                                       --------      --------      --------
     Net cash provided by financing activities                           49,500        35,000        84,500
                                                                       --------      --------      --------
Increase in cash                                                         10,018         2,388        12,406

Cash, beginning of period                                                 2,388          --            --
                                                                       --------      --------      --------
Cash, end of period                                                    $ 12,406      $  2,388      $ 12,406
                                                                       ========      ========      ========

SUPPLEMENTARY INFORMATION

          Interest paid                                                $   --        $   --        $   --
                                                                       ========      ========      ========
          Income taxes paid                                            $   --        $   --        $   --
                                                                       ========      ========      ========

NON-CASH TRANSACTIONS
          Note issued fro purchase of property, equipment
              and operating expenses to related party                  $   --        $  3,635      $  3,635
          Note issued for  pending patent to related party             $   --        $ 33,330      $ 33,330
          Reimbursement due for purchase of equipment                  $   --        $  1,347      $  1,347

                See accompanying notes and accountant's reports.

                              ENVIROKARE TECH, INC
                          (A Development Stage Company)
                          Notes to Financial Statements
                                 March 31, 1999

NOTE 1- ORGANIZATION AND DESCRIPTION OF BUSINESS

Envirokare Tech, Inc., (hereinafter "the Company"), was incorporated in June 1998 under the laws of the State of Nevada. In December 1998, the Company acquired the property, assets and undertakings of a business manufacturing and developing a rubber mold technology and rights to a pending patent for the development of a pallet made of recycled materials. The Company is currently developing marketing and manufacturing plans for the products acquired. The Company maintains an office in Las Vegas, Nevada.

The company is in the development stage, and as of March 31, 1999 had not realized any significant revenues from its planned operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Envirokare Tech, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in June 1998. It is primarily engaged in the refinement of a manufacturing process which is based on research findings for the development of pallets made of recycled materials.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $51,694 for the first quarter of 1999 and a net loss of $34,427 for 1998. At March 31, 1999, current liabilities exceeded current assets by $75,298, and at December 31, 1998, current liabilities exceeded current assets by $61,267. The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern.

                              ENVIROKARE TECH, INC
                          (A Development Stage Company)
                          Notes to Financial Statements
                                 March 31, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PLICIES (CONTINUED)

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

The Company is currently reviewing its options to raise substantial equity capital. Management has proceeded as planned in the ongoing development of the recycled rubber pallet. In depth analysis of compounds, extrusion method and equipment modifications have been studied and refined, as have initial prototypes. Production should proceed within six to eight weeks of the final engineering analysis reports. In order to meet its requisite budge, management has held and continues to hold very strong negotiations with serious investors, which is expected to close shortly.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting

Loss Per share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

 At March 31, 1999 and December 31, 1998, the Company had net operating losses of approximately $51,000 and $34,000, respectively. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

                              ENVIROKARE TECH, INC
                          (A Development Stage Company)
                          Notes to Financial Statements
                                 March 31, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Year 2000 Issues

Like other companies, Envirokare Tech, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurance that the Year 2000 issue will not have an impact on the Company's operations.

Reverse Stock Split

During 1999, the Board of Directors authorized a reverse stock split. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1998 have been restated to reflect the reverse stock split.

Reclassification

The reclassification in the financial statements have resulted in certain changes in presentation which have no effect on the net losses or shareholders' equity for December 31, 1998, or the period then ended.

Change in Accounting Policies

During 1999, the Company changed its method of accounting for organization costs to conform with the requirements of Statement on Position 98-5 which requires start-up and organization costs to be expensed as incurred. The financial statements for December 31, 1998 have been retroactively restated for the change, which resulted in an increase in losses for the period from June 15, 1998 (inception) to December 31, 1998 of $7,782 ($0.0016 per share).

                              ENVIROKARE TECH, INC
                          (A Development Stage Company)
                          Notes to Financial Statements
                                 March 31, 1999

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. The useful lives of property, plant and equipment for the purposes of computing depreciation are five and seven years. The following is a summary of property, equipment and accumulated depreciation.

                                Cost        Accumulated        Accumulated
                                            Depreciation       Depreciation
                                            Through            Through
                                            December 31, 1998  March 31, 1999
                             ----------     -----------------  --------------
Furniture and Fixtures         $1,014           $   50            $   90
Office Equipment                2,645               99               222
                               ------           ------            ------
                               $3,659           $  149            $  312
                               ======           ======            ======

NOTE 4 - INTANGIBLE ASSETS

In December 1998, the Company acquired technology rights from Real Morel and his affiliated companies of International Pallet Control Systems Inc. and The Pallet Company. The Company is currently investigating the patent process on this technology. The amortization of patent costs will begin when the final patents are granted. If the Company does not obtain the patent, the costs of acquiring the patent rights from its originator will be charged to operations.

NOTE 5 - DETAILS OF SHORT-TERM DEBT

Reimbursement due, in the amount of $1,847, are monies owing Timothy Zuch for gift certificates provided to the Company, which were deducted from the purchase price of computer equipment. This amount was not invoiced, and therefore was not included in the Note Payable for $33,330, dated December 15, 1998 payable to Real Morel.

                              ENVIROKARE TECH, INC
                          (A Development Stage Company)
                          Notes to Financial Statements
                                 March 31, 1999

NOTE 5 - DETAILS OF SHORT-TERM DEBT (CONTINUED)

Date            Description                         Principal   Interest as of
                                                                   3/31/99
---------       --------------------------------    ---------   --------------
8/18/1998       Demand promissory note               $ 3,635      $   231
                Payable to Real Morel
9/24/1998       Demand promissory note                 5,000          257
                Payable to Real Morel
11/16/1998      Demand promissory note                10,000          373
                Payable to Real Morel
12/15/1998      Demand promissory note                33,330          970
                Payable to Real Morel
12/16/1998      Demand promissory note                10,000          291
                Payable to Real Morel
1/19/1999       Note payable to Red Dawn              12,500          130
3/19/1999       Note payable to Robert Davidson        2,000            4
                                                     -------      -------
                     Total as of March 31, 1999      $76,465        2,256
                                                     =======      =======

Short term notes payable at December 31, 1998 of $61,965 consist of unsecured notes bearing 10% interest from a related party (See Notes 4 and 7).

Date            Description                         Principal   Interest as of
                                                                  12/31/98
---------       --------------------------------    ---------   --------------
8/18/1998       Demand promissory note               $ 3,635      $   140
                Payable to Real Morel
9/24/1998       Demand promissory note                 5,000          132
                Payable to Real Morel
11/16/1998      Demand promissory note                10,000          123
                Payable to Real Morel
12/15/1998      Demand promissory note                33,330          137
                Payable to Real Morel
12/16/1998      Demand promissory note                10,000           41
                                                     -------      -------
                Payable to Real Morel
                     Total as of December 31, 1998   $61,965      $   573
                                                     =======      =======

                              ENVIROKARE TECH, INC
                          (A Development Stage Company)
                          Notes to Financial Statements
                                 March 31, 1999

NOTE 6 - COMMON STOCK

Upon incorporation, 10,000,000 shares of common stock were sold at $.001 per share, under Regulation D, Rule 504. At year's end, the stock was held by 30 shareholders, none of whom held in excess of ten percent of the stock.

On February 22, 1999, the Board of Directors authorized a 2-for-1 reverse stock split of the Company's $.001 par value common stock. As a result of the reverse split, 5,000,000 shares were cancelled and additional paid-in capital was increased by $5,000. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1998 have been restated to reflect the reverse stock split.

As of March 31, 1999, 5,075,000 shares of common stock were issued and outstanding.

NOTE 7 - RELATED PARTIES

Madelyn Thomas, who received $10,000 in consulting fees under the terms of an ongoing contract as of December 31, 1999 and an additional $7,000 (with $8,000 more accrued) as of March 31, 1999 (as described in Note 8) is the wife of the president of the Company, Charles W. Thomas.

Real Morel, a former member of the Board of Directors, is the developer of the rubber technology currently seeking patent rights (See Note 4) and is the holder of the notes payable described in Note 5. The company entered into negotiations with Mr. Morel in regard to a consulting agreement under the terms of which Mr. Morel would provide his knowledge and expertise for the development of the Company's anticipated manufacturing activities. Prior to entering into a written agreement, Mr. Morel resigned from the Company in March 1999 and therefore negotiations regarding a consulting agreement ceased.

                              ENVIROKARE TECH, INC
                          (A Development Stage Company)
                          Notes to Financial Statements
                                 March 31, 1999

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company entered into consulting contracts with Susan Westfall and Madelyn Thomas on November 1, 1998 for the purpose of establishing corporate offices on behalf of the Company. The terms of Ms. Westfall's contract specify that she will receive $2,500 per month for the term of the contract, which commenced November 1, 1998 and terminated Aril 30, 1999. The terms of Mrs. Thomas's contract specify that she will receive $5,000 per month for the term of the contract, which commenced November 1, 1998 and terminated October 31, 1999. Both contracts provide indemnification against any and all liability and provide for reimbursement of expenses up to a specified amount. They may be terminated upon thirty days written notice by either party.

The Company entered into a lease for office space in Nevada for the period of thirty-six months beginning October 1, 1998. Monthly payments for the initial year of the lease are $730 per month, including $40 for utilities. In compliance with the terms of the lease, the Company has purchased comprehensive public liability insurance. Future annual minimum lease payments for the term of the lease are as follows for the years ending December 31:


               1999                         $8,862
               2000                         $9,276
               2001                         $7,200


NOTE 9 - SUBSEQUENT EVENTS

On April 1, 1999, the Company entered into a lease for office space in British Columbia for the period of twelve months beginning April 1, 1999. Monthly payments for the initial year of the lease are $800 per month, not including utilities. Future annual minimum lease payments for the term of the lease are as follows for the years ending December 31:


               1999                         $7,200
               2000                         $2,400

On June 1, 1999, Madelyn Thomas (See Note 7, Related Parties), served the Company 30 days notice, to terminate her consulting contract, to be effective at month's end.

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        STATEMENTS OF FINANCIAL POSITION
                                  June 30, 1999
                     ( Unaudited - Prepared By Management )

                                                                           Year         Six Months
                                                                           Ended          Ended
                                                                         December 31     June 30
                                                                           1998            1999

ASSETS
     CURRENT ASSETS
        Cash                                                            $     2,388    $     4,835
        Prepaid expenses                                                        730          3,387
                                                                         -----------    ----------
            TOTAL CURRENT ASSETS                                              3,118          8,222
                                                                         -----------    ----------

     PROPERTY AND EQUIPMENT
        Furniture and fixtures                                                1,014          1,014
        Office equipment                                                      2,645          6,488
            Less accumulated depreciation                                      (149)          (475)
                                                                          -----------   ----------
            TOTAL PROPERTY AND EQUIPMENT                                      3,510          7,027
                                                                          -----------   ----------

     OTHER ASSETS
        Organizational costs, net of $1,729 amortization                      7,782          6,918
        Patent costs acquired from related party                             33,330         33,330
                                                                         -----------    ----------
            TOTAL OTHER ASSETS                                               41,112         40,248
                                                                         -----------    ----------

        TOTAL ASSETS                                                    $    47,740    $    55,497
                                                                         ===========    ==========

LIABILITIES & STOCKHOLDERS' EQUITY
     CURRENT LIABILITIES
        Reimbursement due                                               $     1,847    $     1,847
        Consulting fees payable, related party                                  --          21,000
        Consulting fees payable                                                 --           3,165
        Accrued interest, related party                                         573          2,122
        Accrued interest                                                        --             315
        Loans payable                                                           --          14,500
        Notes payable, related party - short term                            61,965         61,965
                                                                         -----------    ----------
            TOTAL CURRENT LIABILITIES                                        64,385        104,914
                                                                         -----------    ----------

     COMMITMENTS AND CONTINGENCIES
        Shares to be issued                                                     --          27,530
                                                                         -----------    ----------

     STOCKHOLDERS' EQUITY
        Common stock, 200,000,000 shares authorized, $0.001 par value;
            5,000,000 and 5,076,540 shares issued and outstanding
            at December 31, 1998 and June 30, 1999, respectively              5,000          5,077
        Additional paid-in capital                                            5,000         43,193
        Accumulated deficit during developmental stage                      (26,645)      (125,217)
                                                                         -----------    ----------
        TOTAL STOCKHOLDERS' EQUITY                                          (16,645)       (76,947)
                                                                         -----------    ----------

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $    47,740   $     55,497
                                                                         ===========    ==========

   The accompanying notes are an integral part of these financial statements

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
         For the Period from inception on June 15, 1998 to June 30, 1999
                     ( Unaudited - Prepared By Management )

                                                                                           Period from
                                                               Year         Six months     June 15, 1998
                                                               Ended          Ended        (Inception) to
                                                             December 31     June 30          June 30
                                                                1998           1999            1999

REVENUES                                                    $    -         $    -         $      -
                                                             -----------    -----------    ----------

EXPENSES

     Consulting fees, related party                              10,000         30,000        40,000
     Other consulting fees                                        6,700         10,500        17,200
     Rent                                                         2,920          5,874         8,794
     General and administrative                                   4,085         14,424        18,509
     Transfer agent fees                                          1,353           --           1,353
     Depreciation and amortization                                1,014          1,190         2,204
     Interest - notes payable                                       573          1,864         2,437
     Listing expenses and filing fees                               --          15,936        15,936
     Legal and accounting                                           --          18,784        18,784
                                                             -----------    -----------    ----------
        TOTAL EXPENSES                                           26,645         98,572       125,217

NET LOSS FROM OPERATIONS                                        (26,645)       (98,572)     (125,217)

ACCUMULATED DEFICIT, BEGINNING BALANCE                              --         (26,645)        --
                                                             -----------    -----------    ----------

ACCUMULATED DEFICIT, ENDING BALANCE                         $   (26,645)   $  (125,217)   $ (125,217)
                                                             ===========    ===========    ==========

     NET LOSS PER COMMON SHARE                              $   (0.0053)   $   (0.0248)   $  (0.0248)
                                                             ===========    ===========    ==========

     WEIGHTED AVERAGE NUMBER OF
        COMMON SHARES OUTSTANDING                             5,000,000      5,044,648     5,021,431
                                                             ===========    ===========    ==========


   The accompanying notes are an integral part of these financial statements

                                     ENVIROKARE TECH, INC.
                                 (A Development Stage Company)
                                    STATEMENTS OF CASHFLOWS
                For the Period from inception on June 15, 1998 to June 30, 1999
                             ( Unaudited - Prepared By Management )


                                                                                        Period from
                                                                Year       Six months   June 15, 1998
                                                                Ended        Ended      (Inception) to
                                                              December 31   June 30     June 30
                                                                1998         1999         1999

Cash flows from operating activities
     Net loss                                                $  (26,645)  $  (98,572)  $ (125,217)
     Adjustments to reconcile net loss
        to net cash used by operating activities:
     Depreciation and amortization                                1,014        1,190        2,204
     Increase in prepaid expenses                                  (730)      (2,657)      (3,387)
     increase in accrued interest, to related party                 573        1,549        2,122
     Expenses paid by note payable to related party               2,870         --          2,870
     Increase in accrued expenses                                  --          3,480        3,480
     Increase in accrued expenses to related party                 --         21,000       21,000
                                                              ---------    ---------    ---------

     Net cash used by operating activities                      (22,918)     (74,010)     (96,928)
                                                              ---------    ---------    ---------

Cash flows from investing activities:
     Equipment                                                   (1,047)      (3,843)      (4,890)
     Organizational costs                                        (8,647)        --         (8,647)
                                                              ---------    ---------    ---------

     Net cash used in investing activities                       (9,694)      (3,843)     (13,537)
                                                              ---------    ---------    ---------

Cash flows from financing activities:
     Proceeds from sale of Common Stock                          10,000       65,800       75,800
     Proceeds from issuance of notes payable to related party    25,000       12,500       37,500
     Proceeds from issuance of note payable                        --          2,000        2,000
                                                              ---------    ---------    ---------

     Net cash provided by financing activities                   35,000       80,300      115,300
                                                              ---------    ---------    ---------

Increase in cash                                                  2,388        2,447        4,835
                                                              ---------    ---------    ---------

Cash, beginning of period                                          --          2,388         --
                                                              ---------    ---------    ---------

Cash, end of period                                          $    2,388   $    4,835   $    4,835
                                                              =========    =========    =========

     Interest paid                                                 --           --           --
                                                              =========    =========    =========

     Income taxes paid                                             --           --           --
                                                              =========    =========    =========

NON-CASH TRANSACTIONS
     Note issued for purchase of equipment and operating
      expenses to related party                                           $    3,635   $     --
     Note issued for pending patent to related party                      $   33,330   $     --
     Reimbursement due for purchase of equipment                          $    1,847   $     --



    The accompanying notes are an integral part of these financial statements

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
         For the Period from inception on June 15, 1998 to June 30, 1999
                     ( Unaudited - Prepared By Management )


                                                 Common Stock
                                              --------------------                                 Total
                                              Number                Additional    Accumulated   Stockholders'
                                              of Shares  Amount   Paid-in Capital Deficit        Equity
                                              --------   ---------  ------------   ------------  ------------
Issuance of common stock in June, 1998:
    For cash at $.001 per share               5,000,000  $  5,000   $      5,000 $      --      $     10,000

Loss for period ending, December 31, 1998                                            (26,645)        (26,645)
                                              --------   ---------  ------------  ------------   ------------

Balance
    December 31, 1998                         5,000,000     5,000          5,000     (26,645)        (16,645)

Issuance of common stock in March, 1999:
    For cash at $.50 per share                   76,540        77         38,193                      38,270

Loss for period ending, June 30, 1999                                                (98,572)        (98,572)
                                              --------   ---------  ------------  ------------   ------------

Balance
    June 30, 1999                             5,076,540  $  5,077   $     43,193 $    (125,217)$     (76,947)
                                              =========   =========  ============  ============  ============



 The accompanying notes are an intergral part of these financial statementments

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Envirokare Tech, Inc., (hereinafter "the Company") was incorporated in June 1998 under the laws of the State of Nevada. In December 1998, the Company acquired the property, assets and undertakings of a business manufacturing and developing a rubber mold technology and rights to a pending patent for the development of a pallet made of recycled materials. The Company is currently developing marketing and manufacturing plans for the products acquired. The Company maintains an office in Las Vegas, Nevada.

The Company is in development stage, and as of June 30, 1999 had not realized any significant revenues from its planned operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in June 1998. It is primarily engaged in the refinement of manufacturing processes for the development of pallets made of recycled materials.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $26,645 for 1998 and a net loss of $98,572 for the first half of 1999. At December 31, 1998, current liabilities exceeded current assets by $61,267 and at June 30, 1999, current liabilities exceeded current assets by $96,692. The Company, being a development stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern.

The Company is currently reviewing its options to raise substantial equity capital. Management has proceeded as planned in the ongoing development of the recycled rubber pallet. In depth testing and analysis of compounds, extrusion method and equipment modifications have been studied and refined. In order to meet its requisite budge, management has held and continues to hold very strong negotiations with serious investors, which is expected to close pending test results.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighing them by the amount of time that they were outstanding.

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

At December 31, 1998 and June 30, 1999, the Company had net operating losses of approximately $26,645 and $98,572, respectively. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits of losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Year 2000 Issues

Like other companies, Envirokare Tech, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurance that the Year 2000 issue will not have an impact on the Company's operations.

Reverse Stock Split

During 1999, the Board of Directors authorized a reverse stock split. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1998 have been restated to reflect the reverse stock split.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. The useful lives of property, plant and equipment for purposes of computing depreciation are five and seven years. The following is a summary of property, equipment and accumulated depreciation.


                                                     Accumulated                Accumulated
                                                     Depreciation through       Depreciation through
                                    Cost             December 31, 1998          June 30, 1999

Furniture and Fixtures             $1,014                      $ 50                     $130
Office Equipment                    6,488                        99                      345
                           -------------------------------------------------------------------------------

                                   $7,502                      $149                     $475
                           -------------------------------------------------------------------------------

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 4 - INTANGIBLE ASSETS

During the period ended December 31, 1998, Envirokare Tech, Inc. incurred organization costs of $8,647. These organization costs are being amortized over the useful life of sixty months beginning July 1, 1998. During the periods ending December 31, 1998 and June 30, 1999, $865 and $1,729 respectively, were recorded as amortization of organization costs. The amortization of patent costs will begin when final patents are granted. If the Company does not obtain the patent, these costs of acquiring the patent rights from its originator will be charged to operations.

NOTE 5 - COMMON STOCK

Upon incorporation, 10,000,000 shares of common stock were sold at $.001 per share, under Regulation D, Rule 504. At year's end, the stock was held by 30 shareholders, none of whom held in excess of ten percent of the stock.

As of June 30, 1999, 5,076,540, shares of common stock were issued and outstanding and 28,300 common shares were to be issued.

On February 22, 1999, the Board of Directors authorized a 2-for-1 reverse stock split of the Company's $.001 par value common stock. As a result of the reverse split, 5,000,000 shares were cancelled and additional paid-in capital was increased by $5,000. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1998 have been restated to reflect the reverse stock split.

NOTE 6 - RELATED PARTIES

Madelyn Thomas, who received $10,000 in consulting fees under the terms of an ongoing contract as of December 31, 1998 and an additional $9,000 (with $21,000 more accrued) as of June 30, 1999 (as described in Note 7) is the wife of the president of the Company, Charles W. Thomas.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company entered into consulting contracts with Susan Westfall and Madelyn Thomas on November 1, 1998 for the purpose of establishing corporate offices on behalf of the Company. The terms of Ms. Westfall's contract specify that she will receive $2,500 per month for the term of the contract, which commences November 1, 1998 and terminates April 30, 1999. The terms of Mrs. Thomas's contract specify that she will receive $5,000 per month for the term of the contract, which commences November 1, 1998 and terminates October 31, 1999. Both contracts provide indemnification against any and all liability and provide for reimbursement of expenses up to a specified amount. That may be terminated upon thirty days written notice by either party. On June 1, 1999, Madelyn Thomas, served the Company 30 days notice, to terminate her consulting contract, to be effective at month's end.

The Company entered into a lease for office space for the period of thirty-six months beginning October 1, 1998. Future annual minimum lease payments for the term of the lease are as follows for the years ending December 31:

                             1999         $ 8,862
                             2000         $ 9,276
                             2001         $ 7,200

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 8 - SUBSEQUENT EVENTS

On April 1, 1999, the Company entered into a lease for office space for the period of twelve months beginning April 1, 1999. As of July 31, 1999, the Company and the landlord mutually agreed to cancel the lease without penalty.

The Company has retained Akron Rubber Development Laboratory of Akron, Ohio to test the composite for creep factor and life expectancy. The Company expects test results to greatly exceed minimum industry standards. A first production run of 400 to 500 pallets is expected over the next few months to be integrated into various potential customers for on site testing purposes.